UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

1

Explanatory Note

On April 4, 2022, Deutsche Bank AG published the Agenda for its 2022 Annual General Meeting of Shareholders (the “General Meeting”), which is scheduled to take place on Thursday, May 19, 2022. The Agenda was submitted to the SEC as Exhibit 99.2 of Deutsche Bank AG’s Report on Form 6-K dated April 5, 2022.

This Report on Form 6-K contains the following exhibit relating to the General Meeting as well information on the proposed dividend to be voted on thereat. This Report on Form 6-K and such exhibit are not intended to be incorporated by reference into registration statements filed by Deutsche Bank AG under the Securities Act of 1933. Additional information about our General Meeting can be found at https://agm.db.com.

Exhibit 99.1: General Meeting 2022 – Extension of the Agenda and Comments by Management.

Information on Proposed Dividend

As described in Item 2 of the Agenda, the Management Board and Supervisory Board of Deutsche Bank AG are proposing to the General Meeting that a dividend for the 2021 financial year of € 0.20 per share be paid to holders of the Ordinary Shares of Deutsche Bank AG (Frankfurt Stock Exchange symbol “DBK”; ISIN DE 0005140008; New York Stock Exchange Ticker Symbol “DB”; CUSIP D18190898). If such proposal is approved at the General Meeting, shareholders of record as of the date of approval will be entitled to receive the dividend on third German business day following the Annual General Meeting, i.e. on May 24, 2022. With respect to shares held through our U.S. register maintained by our U.S. transfer agent, the dividend will be converted into U.S. dollars at the applicable exchange rate on May 24, 2022 and be paid less applicable taxes. Shares traded on the New York Stock Exchange will trade “ex dividend” on the date following the date of approval (i.e., on May 20, 2022).

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2021 Annual Report on Form 20-F filed with the SEC, on pages 12 through 53 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: April 28, 2022

By:	/s/ Brigitte Bomm _ ________________
Name:	Brigitte Bomm
Title:	Managing Director

By:	/s/ Mathias Otto _ _____________
Name:	Mathias Otto
Title:	Managing Director and Senior Counsel

3